UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

17 September 2004

Barclays PLC and Barclays Bank PLC

(Names of Registrants)

54 Lombard Street

London EC3P 3AH

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes                                       No              X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-85646, 333-12384 AND 333-8054) OF BARCLAYS BANK PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

EXHIBIT INDEX

Exhibit No.	Description
1.2	Form of Distribution Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: September 17, 2004	By:	/s/ TOBY VERO
Toby Vero
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: September 17, 2004	By:	/s/ TOBY VERO
Toby Vero
Assistant Secretary